Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES AND PRINCIPAL CONSOLIDATED AFFILIATED ENTITIES*

Significant Subsidiaries	Jurisdiction of Incorporation
Bilibili HK Limited	Hong Kong
Hode HK Limited	Hong Kong
Bilibili Co., Ltd.	Japan
Shanghai Bilibili Technology Co., Ltd.	PRC
Hode Shanghai Limited	PRC
Consolidated Variable Interest Entity
Shanghai Kuanyu Digital Technology Co., Ltd.	PRC
Shanghai Hode Information Technology Co., Ltd.	PRC
Subsidiary of Consolidated Variable Interest Entity
Sharejoy Network Technology Co., Ltd.	PRC
Shanghai Hehehe Culture Communication Co., Ltd.	PRC
Shanghai Anime Tamashi Cultural Media Co., Ltd.	PRC

*	Other entities of Bilibili Inc. have been omitted from this list since, considered in the aggregate as a single entity, they would not constitute a significant subsidiary.